

March 12, 2012

Via E-mail
Tian Qing Chen
Chairman and Chief Executive Officer
Oro East Mining, Inc.
1127 Webster Street, Suite 28
Oakland, CA 94607

   Re: Oro East Mining, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed March 1, 2012
     File No. 333-177509

Dear Mr. Chen:

   We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Please revise to include updated financial statements as of and for the period ended December 31, 2011. Refer to Article 8 of Regulation S-X. Also, file an updated consent from your independent accountants.

Description of Business

Government Approvals and Recommendations, page 42

2. We note your response to prior comment 17 in our letter dated February 9, 2012.

However, you have not submitted any copies of documents supporting your belief that the scope of mining activities to which the moratorium applies is limited to open pit mining. Therefore, we partially reissue the comment.

Financial Statements

Note 1(a) - Organization and Business

3.   We note your response to prior comment 19 in our letter dated February 9, 2012. However, you have not removed the statement ". . . to primarily meet the demands of the Chinese Government and companies for the mined minerals" from your financial statements, as indicated in your response. Refer to the second paragraph on page F-8. Therefore, we reissue the comment.

Part II.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.   We note your response to prior comment 20 in our letter dated February 9, 2012. With respect to the sales made in reliance upon Rule 506 Regulation D, please tell us whether you filed a Form D with the Commission no later than 15 calendar days after the first date of sale as required by Rule 503 of Regulation D. If not, please provide us with your legal analysis as to why you believe that such filings were not required. Otherwise, remove any reference to Rule 506. Finally, provide us with any materials used to make sales or tell us what information was provided to potential purchasers.

Exhibits

5.   We note your response to prior comment 22 in our letter dated February 9, 2012. However, we are unable to locate the updated legal opinion, as referenced in your response. In addition, we note that you have not revised the Exhibit table. Therefore, we reissue the comment.

6.   We note your response to prior comment 24 in our letter dated February 9, 2012, which states that you now *do not* believe that you have a license agreement with Greentech. In light of your prior response dated January 30, 2012 to comment 60 in our letter dated November 22, 2011 and statements on your website to the contrary, please tell us the basis for such belief.

7.   Your response to prior comment 25 in our letter dated February 9, 2012 is not fully responsive to the comment. We are still unable to locate any documents relating to the Company's fee simple claim to MPSA 320-2010-XI. Therefore, we partially reissue the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel